UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Jamba Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

47023A309
(CUSIP Number)

Brian Guzman, General Counsel, Partner Indus Capital Partners 888 7th Avenue, 26th Floor New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/17/17
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indus Markor Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sheldon Kasowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Byron Gill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	47023A309

Item 1.	Security and Issuer.

This statement relates to the common stock, (“Common Stock”), of Jamba Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3001 Dallas Pkwy, Suite 700, Frisco, Texas 75034.

Item 2.	Identity and Background.

	(a)	This schedule 13D is being filed jointly by (1) Indus Capital Partners, LLC, a Delaware limited liability company; (2) Indus Partners, LLC, a Delaware limited liability company; (3) Indus Markor Master Fund, L.P., a Cayman Islands exempted limited partnership, (4) Sheldon Kasowitz, a United States citizen and managing member of Indus Partners, LLC and (5) Byron Gill, a United States citizen and managing member of Indus Partners, LLC (collectively, the “Reporting Persons”).

	(b)	The principal business address of the Reporting Persons is 888 7th Avenue, 26th Floor, New York, NY 10019.

	(c)	The primary business of Indus Capital Partners, LLC is providing investment advisory services. The primary business of Indus Partners, LLC is acting as general partner for private investment funds. The primary business of Indus Markor Master Fund, L.P. is a private investment fund. The principal occupation of Sheldon Kasowitz and Byron Gill is serving as managing partners of Indus Capital Partners, LLC and Indus Partners, LLC.

	(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Kasowitz and Mr. Gill are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the shares beneficially owned by the Reporting Persons came from working capital of Indus Markor Master Fund, L.P. The net investment costs (including commissions, if any) of the shares beneficially owned by the Reporting Persons is approximately $20,559,738. No borrowed funds were used to purchase the shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons purchased the shares based on the belief that the shares were undervalued and represented an attractive investment opportunity.

On May 5th, 2017, Ethan Devine, a member of Indus Capital Partners, LLC and a Portfolio Manager for Indus Markor Master Fund was invited to attend Board of Director meetings for Jamba Inc. over the next twelve months. He will attend the meetings solely in the capacity of an observer and will not have any voting or governance rights associated with the Board of Directors.

The Reporting Persons have no plans or proposals as of the date of this filing which would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns 1,430,860 shares of Common Stock of the Issuer, which represents 9.3% of the outstanding Common Stock.

Each of the Reporting Persons shares voting and dispositive power over the Shares of Common Stock held by the Clients.

The Reporting Persons did not have any trading activity over the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold derivative positions related to the equity shares in the form of total return swap instruments. The total return swap positions were cash settled. The Reporting Persons do not and cannot directly control the voting rights associated with the derivative positions and they do not and cannot direct or control the purchases or sales, if any, of the shares engaged in by the relevant derivative counterparties.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/17/17
(Date)

Indus Capital Partners, LLC

By:	/s/ Brian Guzman
Name:	Brian Guzman
Title:	General Counsel, Partner

Indus Partners, LLC

By:	/s/ Brian Guzman

Indus Markor Master Fund, L.P.

By:	/s/ Brian Guzman

/s/ Sheldon Kasowitz
Sheldon Kasowitz

/s/ Byron Gill
Byron Gill

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated TBD, 2017, relating to the Common Stock, par value $0.01 per share, of Jamba Inc. shall be filed on behalf of the undersigned.

8/17/17
(Date)

Indus Capital Partners, LLC

By:	/s/ Brian Guzman
Name:	Brian Guzman
Title:	General Counsel, Partner

Indus Partners, LLC

By:	/s/ Brian Guzman

Indus Markor Master Fund, L.P.

By:	/s/ Brian Guzman

/s/ Sheldon Kasowitz
Sheldon Kasowitz

/s/ Byron Gill
Byron Gill

SK 03363 0023 7595943